Exhibit 11.0

IHOP CORP. AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

(In thousands, except per share data)

(Unaudited)

	Three Months Ended March 31,
	2007	2006
NET INCOME PER COMMON SHARE BASIC
Weighted average shares outstanding	17,842	18,421
Net income available to common stockholders	$11,313	$12,594
Net income per share—basic	$0.63	$0.68
NET INCOME PER COMMON SHARE DILUTED
Weighted average shares outstanding	17,842	18,421
Net effect of dilutive stock options based on the treasury stock method using the average market price	204	229
Total	18,046	18,650
Net income available to common stockholders	$11,313	$12,594
Net income per share—diluted	$0.63	$0.68